Room 4561

June 20, 2007

Mark L. Mroczkowski
Executive Vice President and Chief Financial Officer
Sequiam Corporation
300 Sunport Lane
Orlando, FL 32809

Re: **Sequiam Corporation**
        Form 8-K filed on June 15, 2007
        File No. 3-45678

Dear Mr. Mroczkowski:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Revise the last sentence in the first paragraph to disclose the date that McGladrey & Pullen was engaged by your Board of Directors. See Item 304(a)(2) of Regulation S-B.

2. We note your statement in the second paragraph that the audit report of your former accountants for the fiscal year ended December 31, 2006 included an emphasis paragraph relating to an uncertainty as to your ability to continue as a going concern. Amend to also state that the opinion of your former accountants for your fiscal year ended December 31, 2005 also included this emphasis paragraph. See Item 304(a)(1)(ii) of Regulation S-B.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former

accountant stating whether the accountant agrees with the statements made in your amended Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 with any questions.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief